Via Facsimile and U.S. Mail
Mail Stop 4720

March 23, 2010

Frederick J. Crawford
Executive Vice President and CFO
Lincoln National Corporation
150 N. Radnor Chester Road
Suite A305
Radnor, PA 19087

Re: Lincoln National Corporation
Preliminary Proxy Statement Filed March 12, 2010
File No. 1-06028

Dear Mr. Crawford:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable requirements, and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Please feel welcome to call us at the telephone numbers listed at the end of this letter.

Executive Compensation, page 26

Compensation Changes for CPP, page 30

1. On page 30, you disclose that in March 2009 your Compensation Committee froze the base salaries at the following levels: Mr. Glass: $1 million; Mr. Crawford: $510,000; Mr. Coyne: $470,000; and Mr. Konen: $517,500. On page 32, you disclose that as a part of the restructured total compensation, your Compensation Committee approved an annual cash base salary for your named executive officers as follows: Mr. Glass: $1.15 million; Mr. Crawford: $637,500; and Mr. Konen: $646,875. It appears that also such persons' base salary also

includes salary paid in annualized shares of your common stock as follows: Mr. Glass: $3.1 million; Mr. Crawford: $920,000; and Mr. Konen: $1.04 million. Please expand your disclosure to disclose

   a. the aggregate total base salary in 2009 for each named executive officer;
   b. the fact that you significantly increased the base salary of each of Messrs. Glass, Crawford and Konen;
   c. why your Compensation Committee approved the significant increase in base salary; and
   d. here or in a footnote to the Summary Compensation Table, a reconciliation of the difference between the above discussed salary amounts and the actual 2009 salaries listed in your Summary Compensation Table on page 48.

2009 Incentive Awards, page 32

2. Please expand your disclosure to disclose the monetary amount and/or number equity-based awards to be awarded to each named executive officer if such executive officer obtained the minimum, target and/or maximum goal of your 2009 AIP, 2009-2011 LTI performance award cycle and 2007-2009 LTI performance award cycle on pages 35-38, 39 and 40, respectively.

2009 Annual Incentive Awards, page 33

3. On page 34, you disclose that for Mr. Coyne, corporate measures represented 20% of his AIP total, while line of business specific performance measures represented 80% of his AIP total. Although you disclose on page 35 that the Committee did not certify performance results with respect to Mr. Coyne, it does not appear that you have disclosed the specific goals or weighting of the goals that were established in March 2009 for Mr. Coyne's annual incentive award. Please expand your disclosure to include this disclosure.

The 2009-2011 Performance Award Cycle, page 39

4. Please disclose the target level of Growth in Income from Operations per Diluted Share which you established for your 2009-2011 Performance Award Cycle.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director